UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReTo Eco-Solutions, Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G75271125
(CUSIP Number)

October 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G75271125

1.	Names of Reporting Persons Starlight Golden Stone Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 679,520 Class A shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 679,520 Class A shares (1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 679,520 Class A shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 679,520 Class A Shares, par value US$0.10 per share (“Class A Shares”), of Issuer, held of record by Starlight Golden Stone Pte. Ltd. Starlight Golden Stone Pte. Ltd is wholly owned by Tai Bang International Limited, a British Virgin Islands (“BVI”) entity, which is wholly owned by Xijuan Zhao.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Registration Statement on Form F-3, dated September 24, 2024, filed with the U.S. Securities and Exchange Commission on September 24, 2024 (the “Form F-3”).

CUSIP No. G75271125

1.	Names of Reporting Persons Tai Bang International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization BVI

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 679,520 Class A shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 679,520 Class A shares (1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 679,520 Class A shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 679,520 Class A Shares held of record by Starlight Golden Stone Pte. Ltd. Starlight Golden Stone Pte. Ltd is wholly owned by Tai Bang International Limited. Therefore, Tai Bang International Limited is deemed to beneficially own all of the 679,520 Class A Shares held by Starlight Golden Stone Pte. Ltd.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in the Form F-3.

CUSIP No. G75271125

1.	Names of Reporting Persons Xijuan Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 679,520 Class A Shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 679,520 Class A Shares(1)

9.	Aggregate Amount Beneficially Owned by Reporting Person 679,520 Class A Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 679,520 Class A Shares held of record by Starlight Golden Stone Pte. Ltd. Starlight Golden Stone Pte. Ltd is wholly owned by Tai Bang International Limited, which is wholly owned by Xijuan Zhao. Xijuan Zhao therefore holds 100% equity interest in Starlight Golden Stone Pte. He also serves as a director of Starlight Golden Stone Pte. Accordingly, he is deemed to beneficially own all of the 679,520 Class A Shares held by Starlight Golden Stone Pte. Ltd.

(2)	Based upon 19,352,636 Class A Shares outstanding as reported in Issuer’s Form F-3.

AMENDMENT NO. 1 TO SCHEDULE 13G

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13G jointly filed with the SEC by Starlight Golden Stone Pte. Ltd., Tai Bang International Limited, and Xijuan Zhao (each as a “Reporting Person” or collectively, the “Reporting Persons”) on October 29, 2024 (as amended and/or supplemented to date, “Schedule 13G”). This Amendment No. 1 amends and supplements the Schedule 13G as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13G.  Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect.

The Reporting Persons are filing this Amendment No. 1 to report certain changes in their beneficial ownership of Class A Shares as a result of the sale of an aggregate of 407,437 Class A Shares.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024

Starlight Golden Stone Pte. Ltd.

By:	/s/ Xijuan Zhao
	Name:	Xijuan Zhao
	Title:	Director

Tai Bang International Limited

By:	/s/ Xijuan Zhao
	Name:	Xijuan Zhao
	Title:	Director

Xijuan Zhao

By:	/s/ Xijuan Zhao

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)